Exhibit 99.1

Announcement

Wednesday, 16 April 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

RESPONSE TO MEDIA SPECULATION

In response to recent media speculation, Woodside confirms it is in discussions with Uniper regarding potential LNG supply.

Discussions between the parties are ongoing and incomplete and no final agreement has been reached on the terms.

Woodside will continue to update the market in accordance with its continuous disclosure obligations.

INVESTORS Sarah Peyman M: +61 457 513 249 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.